Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated November 22, 2004, with respect to the combined financial statements of Universal City Florida Holding Co. I and Universal City Florida Holding Co. II included in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of Universal City Florida Holding Co. I, UCFH I Finance, Inc., Universal City Florida Holding Co. II, and UCFH II Finance, Inc. for the registration of $300,000,000 Floating Rate Senior Notes due 2010 and $150,000,000 8 3/8% Senior Notes due 2010.

/s/ Ernst & Young LLP

Orlando, Florida

February 10, 2005